U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
Milwaukee, WI 53202

December 7, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: INTREPID CAPITAL MANAGEMENT FUNDS TRUST (the “Trust”)
(File No. 333-250958)
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “Amendment”)

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on December 25, 2020, or as soon as practical thereafter.

In connection with this request, Quasar Distributors, LLC, the distributor for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Alyssa M. Bernard at (920) 360-7173 or alyssa.bernard@usbank.com.

Sincerely,

Intrepid Capital Management, Inc.	Quasar Distributors, LLC

/s/ Mark F. Travis	/s/ Mark A. Fairbanks
Mark F. Travis	Mark A. Fairbanks
President	Vice President